Westlake Center 2801 Post Oak Blvd. Suite 600 Houston, Texas 77056
Tel: 713/960-9111 Fax: 713/960-9420

December 14, 2010

Via EDGAR

Mr. Kevin Stertzel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549-4631

Re:	Westlake Chemical Corporation Comment Letter dated December 2, 2010

Dear Mr. Stertzel:

Westlake Chemical Corporation received the Staff’s comment letter dated December 2, 2010. In that letter, the Staff requested that we respond to the letter within 10 business days or tell the Staff when we will respond. Accordingly, as our legal counsel has previously discussed with you, we hereby advise you that we anticipate responding to the letter by Thursday, December 30th.

Sincerely yours,

/s/ George J. Mangieri
George J. Mangieri
Vice President and Chief Accounting Officer